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                                   EXHIBIT 4.5

                              ARTICLES OF AMENDMENT
                                     OF THE
                           ARTICLES OF INCORPORATION
                                       OF
                             DAW TECHNOLOGIES, INC.


     Pursuant to the provisions of the Utah Revised Business Corporation Act, the undersigned corporation does hereby adopt the following Articles of Amendment to its Articles of Incorporation:

     1.   The name of the corporation is Daw Technologies, Inc (the "Company").

     2. The Articles of Incorporation of the Company are hereby amended as follows:

          a. The existing Article II is hereby amended to add the following subsection A.5:

          5. (a) Each four shares of Common Stock issued and outstanding as of 12:00 Midnight Eastern Time on June 30, 2001 (the "Change Time"), and each issued four shares of Common Stock held by the Company on and as of the Change Time, shall be, on and as of the Change Time, combined into one share of Common Stock.

               (b) Each certificate representing shares of Common Stock that is issued and outstanding, or issued and held by the Company, immediately prior to the Change Time, shall thereafter for all purposes be deemed to represent one share of the corresponding class of Common Stock for each four (4) shares of Common Stock represented by such certificate; and each holder of record of a certificate for four (4) shares of Common Stock represented by the certificate of such holder immediately prior to the Change Time. No fractional shares of Common Stock or script will be issued in connection with the foregoing. Holders of the Common Stock who would otherwise be entitled to a fractional share will receive the next largest whole number of shares of Common Stock. The shares of Common Stock represented by certificates issued pursuant to this paragraph shall be validly issued, fully paid and nonassessable.

          b. The existing Article III is hereby amended by deleting the existing subsection C.5(a)(ii) in its entirety and replacing it with the following:

               (ii) AUTOMATIC CONVERSION. Subject to the provisions of this paragraph, all outstanding shares of Series A Preferred Stock

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          for which conversion notices have not previously been received or for which redemption has not been made or required hereunder shall be automatically converted on the earlier to occur of: (A) the second anniversary of the Effective Date (as defined in the Purchase Agreement), at the then applicable Conversion Price (as defined herein), and (B) the Trading Day, if any, immediately following a period of thirty consecutive Trading Days (each of which must occur following the Effective Date) during each of which the Per Share Market Value (as defined in Section III.C.7) shall exceed 200% of the Fixed Conversion Price (as defined in Section III.C.5(c)(i)), at the Fixed Conversion Price (as adjusted hereunder). The conversion contemplated by this Section III.C.5(a)(ii) shall not occur without the consent of the Holder at such time as (a)(1) an Underlying Shares Registration Statement is not then effective or (2) the Holder is not permitted to resell Underlying Shares pursuant to Rule 144(k) promulgated under the Securities Act, without volume restrictions, as evidenced by an opinion letter of counsel acceptable to the Holder and the transfer agent for the Common Stock; (b) there are not sufficient shares of Common Stock authorized and reserved for issuance upon such conversion; or (c) the Corporation shall have defaulted in any material respect on its covenants and obligations hereunder or under the Purchase Agreement or Registration Rights Agreement (each as defined in Section III.C.7). Notwithstanding the foregoing, the date on which an automatic conversion would otherwise occur under this subsection shall be extended (on a day-for-day basis) for any Trading Days after the Effective Date that a Holder is unable to resell Underlying Shares under an Underlying Shares Registration Statement due to (a) the Common Stock not being listed or quoted for trading on the NASDAQ or any Subsequent Market; (b) the failure of such Underlying Shares Registration Statement to be declared effective, or if so declared, to remain effective during the Effectiveness Period (as defined in the Registration Rights Agreement) as to all Underlying Shares, or (c) the suspension of the Holder's right to sell Underlying Shares thereunder. The provisions of Sections 5(a)(iii)(A) and (B) shall not apply to any automatic conversion pursuant to this Section 5(a)(ii).

     3. The foregoing amendment to Article II of the Articles of Incorporation was adopted by the Board of Directors of the Company on May 30, 2001, and by the shareholders of the Company on May 30, 2001.

     4. The foregoing amendment to Article II of the Articles of Incorporation was approved by the shareholders of the Company as follows:

          a. The designation of the voting group which voted on the amendment was Common Stock; the number of shares of Common

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     Stock outstanding and the number of votes entitled to be cast at the meeting by the Common Stock voting group was 15,047,176; the number of votes of the Common Stock voting group indisputably represented at the meeting was 13,301,130; and

          b. The total number of votes cast for the amendment by the Common Stock voting group was 12,965,908; and the total number of votes cast against the amendment by the Common Stock voting group was 281,802.

     5. The foregoing amendment to Article III of the Articles of Incorporation was adopted by the Board of Directors of the Company by unanimous written consent on June 15, 2001, and by the holders of the outstanding shares of the Company's 3% Series A Convertible Preferred Stock (the "Series A Preferred") on June 21, 2001.

     6. The foregoing amendment to Article III of the Articles of Incorporation was approved by the holders of the Series A Preferred as follows:

          a. The designation of the voting group which voted on the amendment was Series A Preferred; the number of shares of Series A Preferred outstanding and the number of votes entitled to be cast by the holders of the Series A Preferred voting group was 416; and

          b. The total number of votes cast for the amendment by the Series A Preferred voting group was 416; and the total number of votes cast against the amendment by the Series A Preferred voting group was 0.

DATED the 25th day of June, 2001.


                                        DAW TECHNOLOGIES, INC.,
                                        a Utah corporation

                                        By: /s/ Randy K. Johnson
                                            ----------------------------
                                            Randy K. Johnson, Vice President,
                                            Secretary and General Counsel


ADDRESS TO WHICH DIVISION MAY SEND
COPY UPON COMPLETION OF FILING

Randy K. Johnson
DAW TECHNOLOGIES, INC.
2700 South 900 West
Salt Lake City, UT 84119


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